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                              October 6, 2021

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted September
27, 2021
                                                            CIK No. 0001852131

       Dear Ms. Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A submitted September 27, 2021

       Financial Statements
       2. Summary of accounting policies
       Contract balances/Accounts receivable, net , page F-27

   1. We note your response to prior comment 1 and the revised disclosures you provided in the notes to your financial
statements; however, it does not appear you fully addressed our prior comment and it
also appears your current disclosures may be inconsistent and confusing. Please more
fully address the following:

                                                              Although you
identify all unbilled receivables as contract assets, it remains unclear to us how you
determined presenting contract assets in the same balance sheet line item
 Heather Childress
Nextracker Inc.
October 6, 2021
Page 2
           as accounts receivable is appropriate and complies with ASC 606-10-45-1 through
           45-5. Explain why you believe your current presentation is appropriate and complies with ASC 606 or revise your financial statements and related disclosures accordingly.

             In the notes to your annual and interim financial statements you
disclose    Unbilled
           receivables are not conditional on the Company   s performance
and on page 101 you
           disclose    the right to consideration not yet invoiced is
considered unconditional   ;
           however, these disclosures appear inconsistent with your determination that unbilled receivables are contract assets and your disclosure that at least one component of unbilled receivables will not be invoiced until a project is declared operational. It appears to us that whether contract assets are conditional on your performance or on the performance of a third party, they would be considered conditional. Revise your disclosures to clarify contract assets are not unconditional.

             Although you identify all unbilled receivables as contract assets, we note your unbilled receivables appear to include two components, unbilled receivables that will be invoiced when a project is declared operational and unbilled receivables that will be invoiced based on set billing schedules. As noted above, it appears to us unbilled receivables that will be invoiced when a project is declared operational are conditional contract assets since something other than the passage of time is required before payment of consideration is due. For unbilled receivables that will be invoiced based on set billing schedules, clarify the specific terms of the billing schedules. If billing schedules are based on milestones, it appears to us such unbilled receivables are conditional contract assets since something other than the passage of time is required before payment of consideration is due. If billing schedules are based only on a date certain (conditional based only on the passage of time), it may be appropriate to present those unbilled receivables with accounts receivable.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameHeather Childress
                                                            Division of
Corporation Finance
Comapany NameNextracker Inc.
                                                            Office of
Manufacturing
October 6, 2021 Page 2
cc:       Lindsey A. Smith
FirstName LastName